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                            [LOGO OF SHOPPING.COM]

                                                               January 21, 1999

To Our Shareholders:

  On behalf of the Board of Directors of Shopping.com (the "Company"), I am writing to inform you that the Company and Compaq Computer Corporation ("Compaq") have amended the Merger Agreement referred to in my letter to you dated January 15, 1999. Pursuant to the amended Merger Agreement, the Offer Price for your shares of Company Common Stock (the "Shares") to be paid by Compaq Interests, Inc., an indirect, wholly-owned subsidiary of Compaq ("Purchaser"), in connection with the tender offer commenced on January 15, 1999 (the "Offer") has been reduced to $18.25 per share (the "Amended Offer Price").

  The reduction in the Offer Price was negotiated between Compaq and the Company following the disclosure by the Company of additional information after commencement of the Offer, including information regarding the number of shares of common stock and convertible securities outstanding.

  The Amended Offer Price of $18.25 nevertheless represents an approximately 38.4% premium over the closing market price of the Common Stock on the last full trading day prior to public announcement that the Company and Compaq executed the Merger Agreement. Notwithstanding the Amended Offer Price, the aggregate enterprise value of the Company remains approximately the same.

  Your Board of Directors has unanimously determined that each of the Offer and Merger is fair to and in the best interests of the shareholders of the Company and recommends that the shareholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being filed with the Securities and Exchange Commission. Among other things, the Board of Directors considered the revised opinion of its financial advisor, Trautman Kramer & Company, that the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders.

  In addition to the attached Schedule 14D-9, enclosed also is a Supplemental Letter to Shareholders, dated January 21, 1999 from Compaq. These documents state the terms and conditions of the Offer and the Merger, as amended, and provide instructions as to how to tender your Shares. I urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Sincerely,
                                          /s/ Frank W. Denny
                                          Frank W. Denny
                                          President and Chief Executive
                                           Officer

2101 East Coast Highway
Garden Level
Corona Del Mar, California 92625
(949) 640-4393